Exhibit 99

Financial Measures that Supplement Generally Accepted Accounting Principles

General Electric Capital Services, Inc. and consolidated affiliates

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under SEC rules. Specifically, we have referred to:

•	net revenues (revenues from services less interest expense) of the Commercial Finance and Consumer Finance segments; and

•	approximate delinquency rates on managed financing receivables of the Commercial Finance and Consumer Finance segments.

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Net Revenues

We provided reconciliations of net revenues to reported revenues for these segments on pages 14 and 16 of the Form 10-Q. Because net revenues is a common industry measure of margin, these disclosures enable investors to compare the results of our businesses with results of others in the same industry.

Approximate delinquency Rates on Managed Financing Receivables

Commercial Finance

At
3/31/05		12/31/04	3/31/04
Managed	1.54%	1.40%	1.38%
Off-book	1.05	0.90	1.41
On-book	1.70	1.58	1.37

Consumer Finance

At
3/31/05		12/31/04	3/31/04
Managed	5.18%	4.85%	5.76%
Off-book	4.94	5.09	4.32
On-book	5.20	4.84	5.90

We believe that delinquency rates on managed financing receivables provide a useful perspective of our portfolio quality and are key indicators of financial performance. Further, investors use such information, including the results of both the on-book and securitized portfolios, which are relevant to our overall performance.